Exhibit 99.(a)(1)(E)

This is just a reminder that the Tender Offer for the Kiewit Investment Fund expires November 30, 2011.  We have not yet received your completed Letter of Transmittal.  The documents originally sent are attached below.

Dear Unitholder:

The enclosed tender offer materials pursuant to which Kiewit Finance Group Inc. is offering to purchase your limited partnership units of Kiewit Investment Fund LLP were mailed to you earlier today. If you wish to participate in the tender offer, you must return a completed Letter of Transmittal (blue document) by November 30, 2011.

PLEASE NOTE, YOU MAY EITHER MAIL, FAX OR E-MAIL THE LETTER OF TRANSMITTAL. ONLY ONE DELIVERY METHOD IS REQUIRED.

I urge you to read all of the enclosed materials and consider this information carefully. If you have any questions, please contact me at (402) 342-2052.

Thanks

Doug